UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA inaugurates the new Acapulco airport terminal building

•	Ps. 615 million investment in the construction of the new terminal building
•	The terminal building has 18,000 m2 of space, with a capacity of 1.3 million passengers per year in the first phase

Monterrey, Mexico, May 25, 2018—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), inaugurated the new Acapulco airport terminal building in a ceremony presided by the President of Mexico, Enrique Peña Nieto, the Secretary of Communications and Transportation, Gerardo Ruiz Esparza, the Governor of the State of Guerrero, Héctor Astudillo Flores, and the Undersecretary of Transportation, Yuriria Mascott Pérez, among other invitees. The OMA delegation was led by Chairman of the Board Diego Quintana and Chief Executive Officer Porfirio González.

After the unveiling of the commemorative plaque, OMA provided detailed information on its investment in the Acapulco airport. “This building represents a generational change in infrastructure and a complete renewal of the airport’s image. It was constructed using intelligent engineering techniques, as part of an integrated project for both the structure and all its equipment,” said CEO Porfirio Gonzalez.

The project includes systems for operations, security, energy efficiency, passenger check-in, baggage screening, boarding, and energy use monitoring, among others.

The terminal building is 100% operational and meets the highest international standards of quality.

Diego Quintana, Chairman of the Board, commented: “This project demonstrates the OMA’s commitment and coordination with federal, state, and municipal governments to work together on the renewal of the image of Acapulco, one of Mexico’s most important tourist destinations, and to increase its attraction for visitors. Airports are key elements in the development of tourism, and OMA continues to work hand in hand with the authorities, service providers, airlines, and hotel operators to achieve this objective.”

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

• Webpage http://ir.oma.aero

• Twitter http://twitter.com/OMAeropuertos

• Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated May 29, 2018